1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 10, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC March 2013 Sales Report

Hsinchu, Taiwan, R.O.C. – April 10, 2013 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for March 2013: On a consolidated basis, net sales for March 2013 were approximately NT$44.13 billion, an increase of 7.2 percent from February 2013 and an increase of 18.9 percent over March 2012. Revenues for January through March 2013 totaled NT$132.76 billion, an increase of 25.7 percent compared to the same period in 2012.

TSMC Sales Report (Consolidated):

(Unit: NT$ million)

Period	March 2013	February 2013	M-o-M Increase (Decrease) %	March 2012	Y-o-Y Increase (Decrease) %	January through March 2013	January through March 2012	Y-o-Y Increase (Decrease) %

Net Sales	44,134	41,182	7.2	37,155	18.9	132,755	105,615	25.7

* March and Jan-March 2012 figures have been recalculated based on IFRS

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of March 2013.

1.	Sales volume (in NT$ thousands)

Period	Items	2013	2012
Mar.	Net sales	44,134,225	37,114,869
Jan.-Mar.	Net sales	132,754,996	105,614,831

2.	Funds lent to other parties (in NT$ thousands)

	Borrower	Limit of Lending	Amount Drawn
			Bal. as of period end
TSMC Partners	TSMC China*	40,234,170	2,389,520
TSMC Development	TSMC Solar*	5,649,034	1,657,730
	TSMC Solid State Lighting*	5,649,034	746,725

*	TSMC’s subsidiaries.

3.	Endorsements and guarantees (in NT$ thousands) : None.
4.	Financial derivative transactions (in NT$ thousands) :

For assets / liabilities denominated in foreign currencies.

TSMC

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	2,183,863	7,525,120
	Mark to Market Profit/Loss	—	3,057	6,235
	Unrealized Profit/Loss	—	(31,248)	7,990
Expired Contracts	Notional Amount	—	44,910,689	39,500,175
	Realized Profit/Loss	—	253,935	6,631
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC China

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	1,896,164	—
	Mark to Market Profit/Loss	—	4,482	—
	Unrealized Profit/Loss	—	6,985	—
Expired Contracts	Notional Amount	—	2,835,215	—
	Realized Profit/Loss	—	3,972	—
Equity price linked product (Y/N)		—	N	—

TSMC’s subsidiaries - TSMC Solar

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	518,032	1,089,927
	Mark to Market Profit/Loss	—	1,351	2,072
	Unrealized Profit/Loss	—	1,720	2,788
Expired Contracts	Notional Amount	—	1,497,058	3,178,638
	Realized Profit/Loss	—	9,748	216
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	306,353	358,400
	Mark to Market Profit/Loss	—	449	(110)
	Unrealized Profit/Loss	—	680	(77)
Expired Contracts	Notional Amount	—	634,332	762,073
	Realized Profit/Loss	—	2,682	59
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Global

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	11,621,833	—
	Mark to Market Profit/Loss	—	659,351	—
	Unrealized Profit/Loss	—	649,991	—
Expired Contracts	Notional Amount	—	—	—
	Realized Profit/Loss	—	—	—
Equity price linked product (Y/N)		—	Y	—